May 22, 2025

Scott Giacobello
Chief Financial Officer
Whitehawk Therapeutics, Inc.
2 Headquarters Plaza East Building
11th Floor
Morristown, NJ 07960

       Re: Whitehawk Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-38560
Dear Scott Giacobello:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences